Phoenix Agri Enterprises, Inc.
31 F/ Jin Mao Tower
88 New Century Avenue
Pudong, Shanghai, China 200120

December ___, 2010

VIA EDGAR

Jeffrey P. Riedler
Assistant Director
United States Securities Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:     Phoenix Agri Enterprises, Inc.
    Form 10-12(g)
    Filed November 18, 2010
    File No. 000-54203

Dear Mr. Riedler:

This letter is in response to the comments contained in the Staff’s letter (the “Comment Letter”) to Phoenix Agri Enterprises, Inc. (the “Company”), dated December 20, 2010, concerning the Form 10-12(g) (“Form 10” or the “Registration Statement”) filed by the Company. The Company has filed Amendment No. 1 to the Company’s Registration Statement on Form 10 (“Amendment No.1”) concurrent with this letter incorporating and/or responding to the requested changes.

The comments from the Comment Letter are repeated below. For convenience of reference, the number beside each of the following comments corresponds to the paragraph number indicated in the Comment Letter.

The Company’s responses to the Staff’s comments are as follows:

General

1.
Pursuant to section 12(g)(1) of the Exchange Act, your registration statement will become effective by operation of law 60 days after the date filed at which time you will be required to begin filing all of the reports mandated by Section 12(g) of the Securities Exchange Act of 1934. If the review process has not been completed before that date you should consider withdrawing the registration statement to prevent it from becoming effective and re-filing it at such time as you are able to respond to any remaining issues or comments.

RESPONSE:

The Company is aware that the Registration Statement will automatically become effective within sixty (60) days after filing and the Company will be subject to the reporting requirement of the Securities Exchange Act of 1934 even if it has not cleared the Staff’s comments.

2.
Throughout the filing, please revise your references to “management” to clarify that the company has only one officer, who is also the sole director of the company. For example, rather than stating, “Management does not intend to undertake any efforts to cause a market to develop in our securities…,” please revise to state that your sole officer and director, Mr. Benjamin Chen, does not intend to undertake any efforts to cause a market to develop your securities.

RESPONSE:

The Company has revised to disclose in “Item 1(a) Introduction” that Mr. Benjamin Chen is the Company’s sole officer and director and that all references to management of the Company is to Mr. Chen. In addition, the Company has made revisions in its disclosure throughout the filing to make it clear that Mr. Chen is the only officer and director of the Company at this time where the discussion is not a general discussion of legal principles. However, where the discussion is a general discussion of legal principles, the Company has continued to refer to “management” as it is possible that between the time of this filing and the time of a transaction, there may be more than one officer or more than one director, or both.

Item 1. Business, page 4

3.	Please disclose, where appropriate, whether you presently have a plan or intent to engage a professional firm or other individual that specializes in business acquisitions.

RESPONSE:

The Company has revised to disclose in “Item 1(b) Business of the Issuer” that it will not utilize professional firms or other individuals that specialize in business acquisitions to assist in the search for potential acquisition targets.

(b) Business of Issuer, page 4

4.
We note your statement, “…due to the company’s limited capital available for investigation, the company may not discover or adequately evaluate adverse facts about the opportunity to be acquired.” Please revise your disclosure in the Risk Factor section of the filing to include an appropriately headed risk factor discussing this issue in more detail.

RESPONSE:

The Company has added to its existing disclosure under “Item 1A. Risk Factors” the section titled “Due to the limited capital available for investigation and diligence, we may not discover or adequately evaluate all adverse facts about a target company.”

5.
We note your statement, “Our lack of funds and the lack of full-time management will likely make it impracticable to conduct a complete and exhaustive investigation and analysis of a target business before we consummate a business combination,” and your statement, “The time and costs required to select and evaluate a target business and to structure and complete a business combination cannot presently be ascertained with any degree of certainty.” Please disclosed the estimated amount of time, or the estimated percentage of his time, that Mr. Benjamin Chen will be able to devote to an investigation and analysis of a target business.

RESPONSE:

The Company has included language under “Item 1(b). Business of the Issuer” and “Item 1(e). Employees” to disclose that Mr. Benjamin Chen anticipates spending approximately 10 to 20 hours per month on the business of the Company in support of seeking an evaluating a business combination.

(c) Form of Business Combination, page 5

6.	Please explain the basis for your determination that a shareholder vote is not required to complete a transaction.

RESPONSE:

In “Item 1(c) Form of Business Combination”, paragraph 5, the Company has added the following language with respect to stockholder approval scenarios:

Stockholder approval is not required under the Delaware law or the Company’s Certificate of Incorporation if the business combination is accomplished through the merger of a wholly-owned subsidiary of the Company and the target company, or a merger that does not amend the Company’s certificate of Incorporation, and in which our outstanding shares of common stock does not change or we issue less than 20% of our outstanding shares of common stock in connection with such merger. Stockholder approval will be required if the transaction requires a name change, change in capital structure of the Company, stock splits or any other actions that requires stockholder approval under Delaware law or our Certificate of Incorporation. In the event that stockholder approval is required for actions in connection with a business opportunity, a stockholder meeting will be called to obtained the approval of the holders of a majority of the outstanding securities. The Company will prepare, file with the Securities Exchange Commission and mail to stockholders the appropriate 14C Information Statement and Proxy Statement if required.

7.
You have stated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. We also note your previous disclosure that you lack full-time management, so you may engage unaffiliated third parties to conduct due diligence review. Please revise your disclosure to explain who will devote the substantial time required to investigate potential opportunities, the fact that the company may not have the financial resources necessary to engage in an extended search for a target business and how you plan to acquire the funds necessary to pay for the required work done by accountants, attorneys and others.

RESPONSE:

The Company has revised the disclosure in “Item 1(b) Business of the Issuer” and “Item 1(c) Form of Business Combination” to explain that Mr. Benjamin Chen will be primarily responsible for investigating potential business opportunities, the Company does not have enough financial resources and how it will fund efforts to locate a business opportunity.

Item 1A. Risk Factors:

Our business is difficult to evaluate because we have a limited operating history, page 6

8.	Please revise the heading of this risk factor to disclose that you have no operating history rather than a limited operating history.

RESPONSE:

The Company has revised the heading of the above-referenced risk factor accordingly.

Minority stockholders are not likely to have a vote in approving a business combination, page 8

9.	Please explain why you believe it is likely that you will have minority stockholders before a business combination.

RESPONSE:

The Company does not anticipate any additional issuance of securities before the business combination and has deleted the above-referenced risk factor. Additionally, in “Item 1(b) Business of the Issuer”, the Company has revised the disclosure to explain that it has no plan to engage in equity financing.

It is likely that our Common Stock will be considered a “penny stock”…., page 10

10.	Please clarify that your stock currently is a penny stock.

RESPONSE:

The Company has revised the disclosure in this section to indicate that its stock currently is a penny stock.

Item 5. Directors and Executive Officers, page 14

11.
We would like to understand more about the background of the person(s) who are primarily responsible for preparing the financial statements. Tell us the role your sole officer/employee, what relevant education and ongoing training he has relating to U.S. GAAP, whether he holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and about his professional experience, including experience in preparing financial statements in accordance with U.S. GAAP.

RESPONSE:

The Company has added to the disclosure in this section the following statement: “Mr. Chen has limited accounting and legal knowledge and will depend on accountants and attorneys in preparing the Company’s financial statements and complying with reporting requirements under Regulation 13A and otherwise.”

Item 6. Executive Compensation, page 15

12.
We note your disclosure that Mr. Chen will not receive any remuneration until the consummation of an acquisition. If you have an agreement with Mr. Chen providing for any compensation upon consummation of a transaction, please describe the arrangement. Your discussion should explain how the amount of the compensation will be determined. If you have a written agreement, please file it as an exhibit.

RESPONSE:

The disclosure has been amended by deleting the statement that the Company’s sole officer and director will not receive any remuneration until the consummation of an acquisition. The Company has added to the disclosure in this section that there are currently no understandings or agreements regarding compensation that Mr. Benjamin Chen will receive after a business combination. The section has been further amended to disclose any compensation earned by the Company’s sole officer and director in accordance with Item 402(n) of Regulation S-K.

Note to Financial Statements

General

13.	Please revise to disclose what your functional currency is and how you considered each of the salient factors in ASC 830-10-55-5 in determining your functional currency.

RESPONSE:

The Company has added the following paragraph to “Notes to Financial Statements – 2. Summary of Significant Accounting Policies”.

Foreign currencies translation.

We follow ASC 830, “Foreign Currency Translation”, for the translation of balance sheet and income statement items into U.S. dollars.  The reporting currency of the Company is the United States dollar (“U.S. dollars”).  Transactions denominated in currencies other than U.S. dollar are calculated at the average rate for the period.  Monetary assets and liabilities denominated in currencies other than U.S. dollar are translated into U.S. dollar at the rates of exchange ruling at the balance sheet date.  The resulting exchange differences are recorded as a component of accumulated other comprehensive income. The Company maintains its books and records in its local currency, the Renminbi Yuan (“RMB”).  The RMB is functional currency as being the primary currency of the economic environment in the which its operations are conducted.

3. Going Concern, page F-7

14.	Please disclose how you plan to raise the necessary funds, should you decide to acquire an entity with additional capital needs.

RESPONSE:

The Company has added the following language to the end of this Section: “(s)hould the Company require additional funding for operations after a business combination, the Company currently plans to raise capital through the sale of additional capital stock or through the issuance of debt.”

As requested, the Company hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filing with the Securities and Exchange Commission (the “Commission”); (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter. I look forward to hearing from you. Direct questions or questions for clarification of matters contained in this letter may be addressed to the undersigned or to David K. Cheng, Esq. of Nixon Peabody LLP at (415) 984-8200 or by fax at (415) 984-8300.

Sincerely,

Phoenix Agri Enterprises, Inc.

By:  /s/ Benjamin Chen
       Benjamin Chen
       President